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imagine

Making A Difference

Codorus Valley Bancorp, Inc. • 2012 Annual Report

Volunteering

Our employees contribute thousands of hours of their time to help raise funds for many important causes, from domestic violence prevention to breast cancer awareness.



Educating



Organizations throughout our community are able to provide educational programs thanks to the funding we distribute through Pennsylvania's Educational Improvement Tax Credit program.

Protecting


YCPD

We are committed to making the places where we live, work, and play safe and inviting, and that is why we provided the City of York Police Department with some of the latest technology available for community policing efforts.

Leading



PeoplesBank hosted a series of events for today's business leaders to share their visions for the communities we serve and to discuss the impact they can have on the local economy.

About Our Company

Incorporated in 1986, Codorus Valley Bancorp, Inc. is a one-bank holding company that provides a full range of financial services through its principal subsidiary, PeoplesBank, A Codorus Valley Company. As a publicly-held corporation, common stock in Codorus Valley Bancorp, Inc. is traded on the NASDAQ Global Market under the symbol CVLY. Codorus Valley Bancorp, Inc. is headquartered at the Codorus Valley Corporate Center, located at 105 Leader Heights Road, York, Pennsylvania 17403.

PeoplesBank, with origins dating back to 1864, is the largest independent community bank headquartered and managed in York County, Pennsylvania. Focused on acquiring and nurturing financial relationships with small and mid-sized businesses and consumers, PeoplesBank provides business, personal, and mortgage banking services as well as wealth management and real estate settlement services throughout its network of eighteen financial centers located in York County, Pennsylvania and Baltimore, Harford, and Carroll Counties in Maryland.

Selected Financial Data

	2012	2011	2010	2009	2008
Summary of operations *(in thousands)*					
Interest income	$ 46,512	$ 45,411	$ 44,027	$ 40,310	$ 36,732
Interest expense	10,527	12,359	13,154	16,358	15,809
Net interest income	35,985	33,052	30,873	23,952	20,923
Provision for loan losses	1,750	4,935	2,990	3,715	1,870
Noninterest income	8,190	7,358	7,574	7,497	6,665
Noninterest expense	29,928	27,079	28,116	24,491	20,044
Income before income taxes	12,497	8,396	7,341	3,243	5,674
Provision (benefit) for income taxes	3,103	1,617	1,133	(191)	1,209
Net income	9,394	6,779	6,208	3,434	4,465
Preferred stock dividends and discount accretion	384	1,460	980	957	0
Net income available to common shareholders	$ 9,010	$ 5,319	$ 5,228	$ 2,477	$ 4,465
Per common share *(adjusted for stock dividends)*					
Net income, basic	$ 2.03	$ 1.22	$ 1.22	$ 0.58	$ 1.07
Net income, diluted	$ 2.00	$ 1.21	$ 1.21	$ 0.58	$ 1.07
Cash dividends paid	$ 0.382	$ 0.334	$ 0.238	$ 0.248	$ 0.488
Stock dividends distributed	5%	-	-	-	5%
Book value	$ 17.03	$ 15.46	$ 13.81	$ 12.95	$ 12.37
Tangible book value	$ 17.03	$ 15.42	$ 13.75	$ 12.87	$ 12.29
Cash dividend payout ratio	18.8%	27.3%	19.6%	42.3%	45.1%
Weighted average shares outstanding	4,441,498	4,366,478	4,297,852	4,245,056	4,164,296
Weighted average diluted shares outstanding	4,502,153	4,394,258	4,304,449	4,245,056	4,190,504
Profitability ratios					
Return on average shareholders' equity (ROE)	9.55%	8.04%	8.12%	4.88%	8.91%
Return on average assets (ROA)	0.90%	0.69%	0.67%	0.41%	0.71%
Net interest margin	3.81%	3.73%	3.72%	3.18%	3.63%
Efficiency ratio	65.65%	64.20%	69.87%	74.63%	70.59%
Net overhead ratio	2.13%	2.02%	2.24%	2.07%	2.14%
Capital ratios					
Tier 1 risk-based capital	13.59%	13.35%	12.51%	11.83%	10.03%
Total risk-based capital	14.79%	14.55%	13.64%	12.90%	10.80%
Average shareholders' equity to average assets	9.45%	8.56%	8.29%	8.43%	7.94%
Summary of financial condition at year-end *(in thousands)*					
Investment securities	$ 236,925	$ 237,496	$ 226,603	$ 178,454	$ 77,287
Loans	740,225	696,384	645,839	647,143	580,451
Assets	1,059,737	1,012,132	957,332	892,831	702,766
Deposits	901,307	854,399	806,110	722,957	598,129
Borrowings	50,171	56,885	68,805	92,748	47,779
Equity	101,331	93,242	76,539	72,012	52,181
Other data					
Number of bank offices	18	18	17	17	17
Number of employees *(full-time equivalents)*	219	203	198	201	200
Wealth Management assets, market value *(in thousands)*	$ 329,626	$ 277,505	$ 368,985	$ 325,482	$ 261,153

Imagine

A business wanting to expand and hire new workers
A young family wanting to buy their first home
A non-profit organization struggling to meet the needs of the community

Imagine

How you can help

It's what we do each and every day. We are making a difference in the communities we serve and it shows.

To Our Shareholders

The 2012 financial performance of Codorus Valley Bancorp, Inc. was record breaking, as your Company achieved unsurpassed levels of net income available to common shareholders and earnings per share. For 2012, net income available to common shareholders was $9.0 million, up 69 percent from the $5.3 million earned in 2011; and current period earnings per share were $2.03, a 66 percent improvement over 2011. Revenues increased within basically every business unit. Record low interest rates resulted in the Mortgage Banking Division closing 530 loans totaling $81 million in loan balances, up 68 percent from the number of loan settlements closed in 2011 and up 45 percent over the $56 million in loans closed in 2011. Gains on the mortgage loans sold to the secondary market were $1.3 million in 2012, up $550,000 or 71 percent above 2011. Both of the operating units in the Wealth Management Division also posted strong results. The Trust and Investment Services Department reached all-time highs in revenue in 2012 of $1.7 million and assets under management of $159 million. Codorus Valley Financial Advisors, Inc. realized a 20 percent increase in assets as compared to 2011, to close 2012 at $170 million.

PeoplesBank, the principal financial subsidiary of Codorus Valley Bancorp, Inc., topped $900 million in total deposits at year-end 2012 and continues to enjoy the second-largest deposit market share in York County. Net loans grew over six percent, ending 2012 at $728 million outstanding. The net interest margin (NIM), or the taxable-equivalent net interest income expressed as a percentage of average earning assets, continues to improve. This core measure of profitability was 3.81 percent for 2012, compared to 3.73 percent for 2011 and 3.72 percent for 2010.

Despite the fact that the recovery from the Great Recession is not broadly felt at all levels within the communities we serve, the repayment performance of our clients continues to improve. The non-performing asset ratio at year-end 2012 improved to 1.64 percent, compared to 3.94 percent for 2011 and 4.50 percent for 2010. In spite of this improvement, the level of non-performing assets remains an important focus of management. Additional 2012 financial performance information for Codorus Valley Bancorp, Inc. is contained in the Form 10-K.

Leadership

Throughout 2012 we were pleased to announce the following additions to our Leadership Team. Joining the team were Michael F. Allen as Executive Vice President and Chief Operating Officer and Shawn A. Stine as Senior Vice President and Senior Business Advisor. Mr. Allen has spent his entire 28-year career in the financial services industry, primarily with the former Mercantile Bankshares Corporation, which was headquartered in Baltimore, MD. Mr. Allen has assumed responsibility for the Business Banking, Retail Sales and Service, and Wealth Management business lines, along with the Information Technology Division. Mr. Stine is also a life-long banker, whose 35-year career has been spent entirely in York County. He formerly served as Chief Lending Officer for two local banks, and in other corporate administrative positions. As Senior Business Advisor, Mr. Stine will provide financial guidance and support to clients in PeoplesBank's Business Banking Division. We are very fortunate to have recruited two individuals with such diverse financial services backgrounds and are grateful that they have joined our growing organization.

We were also pleased to promote Senior Vice President Lorrie A. Schenning to the Leadership Team. Ms. Schenning was recently appointed Director – Maryland Banking Division. In this role, Ms. Schenning will be responsible for the financial performance and management oversight of the Company's three locations in Maryland – Bel Air, Hunt Valley and Westminster. Ms. Schenning is also an experienced and highly respected banker with 23 years in the industry. We look forward to her insight as we continue to strengthen and expand the Company's presence in the Maryland market.

Service Recognition and Awards

As we welcomed the aforementioned individuals to our organization, we also extended a heartfelt thank-you to three highly-valued, long-tenured members of the Retail Sales & Services team who recently retired. Ms. Connie L. Kiser, Assistant Vice President and Manager of the Glen Rock office, retired after 38 years of service; Ms. Barbara J. Wilson, Assistant Vice President and Manager of the Jacobus office, retired after 31 years of service; and Ms. Phyllis A. Crumley, Retail Services Officer, retired after 26 years of service. Each was a dedicated, effective and productive employee for our Company, but just as importantly, they were wonderful co-workers. We will miss them, individually and collectively, and wish them the very best in their retirement.

We were honored to receive two very special awards in 2012. Thanks to the hard work and commitment of the more than 230 people who work for our Company, PeoplesBank was named one of the Top 50 Fastest Growing Companies in Central Pennsylvania for the third year in a row by the Central Penn Business Journal. This is a tremendous accomplishment in today's economy and also reflects the continued successful implementation of the Company's strategic plan. Recently, we were also honored to be named one of the Best Places to Work in Pennsylvania by the Team Pennsylvania Foundation. What makes this award so special is that it comes as a direct result of the feedback provided by our employees.


L-R: Larry J. Miller and Rodney L. Krebs

They recognize and appreciate what our Company does for them and our community. It is a pleasure to work with such a devoted and caring team of professionals, as we fulfill the financial needs of our clients and carry out the mission of our Company.

Expansion

During the year, we announced that PeoplesBank will construct a full-service financial center at 3160 Carlisle Road in Dover Township, Dover, PA. Federal and State regulatory approvals have been received, and we are currently working through the local municipal permitting process. We hope to break ground for this facility in May and be open for business in October 2013. This new location will augment our West York and York New Salem financial centers, which collectively house over $150 million in deposits, by providing our clients with another convenient location for service in the western portions of the York market.

Also, we have received regulatory approvals to establish a full-service financial center in a historic building located at 118 Carlisle Street, in the borough of Hanover, Pennsylvania. Known as Young Manor, this downtown location, while licensed to conduct full retail and business banking services, will operate under the same business model we have developed and utilize in the Bank's three Maryland locations. In less than five years, the three Maryland locations collectively manage over $185 million in loans and $40 million in business deposits. Young Manor will house two business banking officers and their support staff and is expected to open in May 2013.

U. S. Monetary Policy

After nearly five and one-half years, the Dow Jones industrial average, which measures the performance of 30 blue-chip companies, recently closed at over 14,198. Since a low point in March 2009, the Dow Jones index has more than doubled, with some of the companies that make-up the index, such as American Express, up more than 400 percent. Conversely, after the market crash in 1929, it took 25 years for the Dow to return to the nominal level from which it had plunged.

The differences between the two economic calamities are many, but one of the most important differences is that Ben S. Bernanke, a student of business cycles and a scholar of the Great Depression, has been Chairman of the Federal Reserve Board of Governors for the past seven years. Chairman Bernanke has ignored the normal rule book and yesterday's logic, implementing a quantitative easing policy that thus far has effectively navigated the central bank and our nation through and beyond the Great Recession.

As the world's largest economy, the United States must lead the world out of its current economic malaise. For the bulk of his tenure, Chairman Bernanke and the Federal Reserve have been consistent and serious economic voices in Washington D.C. The Federal Reserve continues to confront America's jobs and housing crises. Recently, Chairman Bernanke took the unprecedented position of pledging to keep interest rates near zero until unemployment, currently 7.7 percent, fell to 6.5 percent or inflation exceeded 2.5 percent. We are truly in unchartered waters as it relates to monetary policy, and what the future holds is anyone's guess. What is certain is the tireless and resolute leadership provided by Chairman Bernanke. He deserves our admiration and thanks.

2013 and Beyond

The Great Recession officially began in December 2007 and ended June 2009. Unfortunately, nearly four years later, the impact of the Great Recession continues for many of our clients and the communities we serve. We expect the near-term future to look a lot like the recent past, in that we expect very little improvement in the economy and we expect interest rates to remain low by any historical standard. We believe much more has to be done by our elected officials in Washington and Harrisburg to cure the current economic woes. So, we will hope for the best, prepare for the worst, but most importantly, we will continue to make a difference.

Your Board of Directors, during the depths of the Great Recession, instructed your Leadership Team to continue the deployment of the Company's strategic plan. The Board's confidence in both the Plan and the Leadership Team provided the impetus for the 2012 financial performance of Codorus Valley Bancorp, Inc. and, as a result, we will continue to move the Plan forward.

Looking ahead, 2014 will mark the 150th anniversary of what is today, PeoplesBank. Imagine making a difference in the lives of our neighbors, friends and clients for 150 years – from the Civil War, through the Great Depression, World Wars, natural disasters and now the Great Recession. It is a tremendous milestone and an accomplishment that we look forward to celebrating with you.

Today, though, we thank the Board of Directors for their efforts and their confidence in our team, and we thank you, our shareholders, for your continued support and long-term investment in Codorus Valley Bancorp, Inc.

Rodney L. Krebs
Chairman of the Board
Codorus Valley Bancorp, Inc.
and PeoplesBank

Larry J. Miller
President and Chief Executive Officer
Codorus Valley Bancorp, Inc.
and PeoplesBank

Common Stock, Dividend, and Broker Information

The common shares of Codorus Valley Bancorp, Inc. are traded on the NASDAQ Global Market under the symbol CVLY. Codorus Valley had approximately 1,991 holders of record as of March 6, 2013. The closing price per share of Codorus Valley's common stock on March 6, 2013 was $16.37. The following table sets forth high and low sales prices and dividends paid per common share for Codorus Valley as reported by NASDAQ during the periods indicated.

	2012			2011		
Quarter	High	Low	Dividends per share	High	Low	Dividends per share
First	$10.67	$ 7.89	$0.086	$10.70	$8.86	$0.076
Second	13.22	10.26	0.086	10.71	9.54	0.086
Third	15.39	12.62	0.105	10.48	8.33	0.086
Fourth	16.00	13.52	0.105	9.29	7.84	0.086

For further information, we refer you to the following market makers in our common stock:

Boenning and Scattergood, Inc.
610-862-5368
800-842-8968

Janney Montgomery Scott LLC
717-779-2720
800-999-0503

Sandler O'Neill & Partners, L.P.
(Institutional Trades Only)
212-466-8000
800-635-6871

Internet Information

Information about products and services that are offered by Codorus Valley and its subsidiaries is available on the Internet at www.peoplesbanknet.com.

Financial Information

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission (SEC). Copies of this document and other SEC filings by Codorus Valley Bancorp, Inc. may be obtained electronically at PeoplesBank's website at www.peoplesbanknet.com (select Investor Relations, then SEC filings, then documents), or the SEC's website at www.sec.gov/edgarhp.htm. Copies can also be obtained without charge by writing to: Treasurer, Codorus Valley Bancorp, Inc., P.O. Box 2887, York, PA 17405-2887.

Annual Shareholders Meeting

The Annual Meeting of Shareholders will be held on Tuesday, May 21, 2013, at 9:00 a.m. Eastern Time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

Transfer Agent

Wells Fargo Shareowner Services, 1110 Centre Point Curve, Suite 101, MAC N9173-010, Mendota Heights, MN 55120.
Phone: 800-468-9716.

Dividend Reinvestment and Stock Purchase Plan

Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by contacting the transfer agent above.

Act as if what you do makes a difference.
It does. —William James

Board of Directors

Codorus Valley Bancorp, Inc. and PeoplesBank

Rodney L. Krebs
Chairman, Codorus Valley Bancorp, Inc.
and PeoplesBank
President, Springfield Contractors, Inc.

Larry J. Miller
Vice Chairman, President,
and Chief Executive Officer,
Codorus Valley Bancorp, Inc. and PeoplesBank

D. Reed Anderson, Esquire
Stock and Leader
Attorney at Law

Cynthia A. Dotzel, CPA
Principal and Practicing CPA
SF & Company

Jeffrey R. Hines, P.E.
President and Chief Executive Officer
The York Water Company

MacGregor S. Jones
Retired Automobile Dealer

Dallas L. Smith
President, Bruce V. Smith, Inc.

Harry R. Swift, Esquire
General Counsel and Secretary,
Codorus Valley Bancorp, Inc. and PeoplesBank

Hon. Michael L. Waugh
28th Senatorial District, York County

PeoplesBank Directors Emeritus

M. Carol Druck
Barry A. Keller
Donald H. Warner

Corporate Officers

Codorus Valley Bancorp, Inc.

Larry J. Miller
President and Chief Executive Officer

Michael F. Allen
Vice President and Chief Operating Officer

Harry R. Swift, Esquire
Vice President and Secretary

Diane E. Baker, CPA
Vice President and Auditor

Jann Allen Weaver, CPA
Treasurer and Assistant Secretary

Leadership Group

PeoplesBank

Larry J. Miller
Vice Chairman, President,
and Chief Executive Officer
717-747-1500

Michael F. Allen
Executive Vice President and
Chief Operating Officer
717-747-1581

Harry R. Swift, Esquire
Executive Vice President,
General Counsel, and Secretary
717-747-1501

Jann Allen Weaver, CPA
Executive Vice President
and Chief Financial Officer
717-747-1502

Stephen M. Altland
Senior Vice President
Wealth Management Division
717-747-1585

Matthew A. Clemens, SPHR
Senior Vice President
Human Resources Division
717-747-1507

Lynn D. Crenshaw
Senior Vice President
Retail Sales and Services Division
717-747-1509

Kent A. Ketterman
Senior Vice President and
Senior Business Advisor
717-747-1506

Lorrie A. Schenning
Senior Vice President and Director
Maryland Banking Group
410-527-3886

Jeffrey A. Snyder
Senior Vice President
Chief Lending Officer
717-747-1515

Shawn A. Stine
Senior Vice President and
Senior Business Advisor
717-747-1588

Todd A. Tyson, CFSSP, CBAP
Senior Vice President
General Services Division
and Security Officer
717-747-1510

Scott T. Weaver
Senior Vice President, Cashier,
and Chief Credit Officer
717-747-1508

Diane E. Baker, CPA
Vice President
Internal Audit
717-747-1550

Nathan A. Eifert
Vice President
Director of Marketing
717-747-1520

Gregg A. Elicker
Vice President
Chief Information Officer
717-747-1586

Keith L. Sheffer
Vice President
Mortgage Banking Division
717-747-1540



Bank Officers and Managers

Senior Vice President

Thomas W. Hodgins, *Business Banking*

Vice Presidents

Brady J. Barnes, *Business Banking*
Brian W. Caler, *Business Banking*
John S. Eaton, Jr., *Retail Sales and Services*
M. Scott Elliott, *Business Banking*
Tammy L. Ford, *Retail Sales and Services*
Jeffrey E. Grove, *Business Banking*
Joseph P. Hackett, *Wealth Management*
Anna M. Lamond, *Wealth Management*
Roderick G. Morrison, *Business Banking*
Dawn C. Paul, *Finance and Control*
Stephen T. Sherman, *Business Banking*
Susannah W. G. Smith, CTP, *Business Banking*
Brian M. Warner, *Business Banking*

Assistant Vice Presidents

Christopher M. Aulbach, *Retail Sales and Services*
Marisa G. Baublitz, *Retail Sales and Services*
James W. Coombes, *Retail Sales and Services*
Rose M. Detter, *Retail Sales and Services*
Stephen P. Doud, *Information Technology*
Carol A. Gross, *Retail Sales and Services*
Susan L. Hager, *Mortgage Banking*
Terry R. Kernan, *Retail Sales and Services*
Wendy M. Livingston, *Retail Sales and Services*
Steven E. Miller, *Loan Review*
Carol E. Montony, *Client Care*
Dawn M. Muir, *Retail Sales and Services*
Kelly L. Rosenzweig, *Finance and Control*
Algard P. Shaffer, *Retail Sales and Services*
Timothy S. Wise, *Loan Services*

Managers

Lorraine L. Baldwin, *Deposit Services*
Jeannie L. Craumer, *Trust Operations*
Wanda M. Hartlaub, *Retail Sales and Services*
Debra A. Messersmith, *Retail Support*
Suzanne D. Meszaros, *Settlement Services*
Nicole A. Mosteller, *Retail Sales and Services*
Mary Anne Seitz, *Training*
Michele K. Shearer, *Retail Sales and Services*
Gwendolin K. Wilson, *Retail Sales and Services*

Officers

Mary C. Buck, CBA, CRCM, *Compliance*
Lori A. Detter, *Merchant Services*
Reneé K. Eberly, *Settlement Services*
Jennifer A. Grove, *Human Resources*
Michael C. Haun, CFA, CFP®, *Wealth Management*
Lindsay M. Heist, *Human Resources*
Aaron G. Kveragas, *Business Banking*
Stephanie R. Miller, *Trust*
Trudy L. Stoner, *Training*
Natalie L. Thompson, *Payroll and Benefits*
Dorcas J. Warner, *Settlement Services*
Tamara L. Wildasin, *Commercial Credit Review*

Codorus Valley Financial Advisors, Inc.

Harry R. Swift, Esquire, *President*
Larry J. Miller, *Vice President and Secretary*
Victoria A. Schofield, *Vice President*
Jann Allen Weaver, CPA, *Treasurer and Assistant Secretary*

Financial Advisors

Steven E. Poff
Victoria A. Schofield
Richard B. Shuster
David J. Tushingham

SYC Settlement Services, Inc.

Harry R. Swift, Esquire, *President*
Larry J. Miller, *Vice President and Secretary*
Scott T. Weaver, *Vice President*
Jann Allen Weaver, CPA, *Treasurer and Assistant Secretary*

Contact Information

To contact any Financial Center, the Client Care Center, or any bank employee, please call us at 717-846-1970 or 1-888-846-1970.

Information regarding our products, services, and locations may be found at our website at **www.peoplesbanknet.com**.

Company Headquarters

Codorus Valley Bancorp, Inc.
Codorus Valley Corporate Center
105 Leader Heights Road
York, Pennsylvania 17403-5137
717-747-1519

BEST PLACES to work in PA 2012


Central Penn Business Journal's
TOP50 FASTEST
GROWING COMPANIES 2012

For location information and hours, visit www.peoplesbanknet.com. All Financial Centers have a 24-Hour ATM on-site for client convenience and are members of the MoneyPass® ATM Network.